Exhibit 99.1

MEDIA CONTACT:	VENATOR:	FOR IMMEDIATE RELEASE

Brunswick Group	Rachel Appleby	July 26, 2023

Azadeh Varzi / Imran Jina	rachel_appleby@venatorcorp.com

venator@brunswickgroup.com	Direct: +44 (0)1740 608001

Direct: +44 (0) 2074 045959

Venator Materials PLC Announces Court Confirmation of its Plan of Reorganization

WYNYARD, UK - Venator Materials PLC (“Venator” or the “Company”) (OTC: VNTRQ), a global manufacturer and marketer of chemical products, today announced that the U.S. Bankruptcy Court for the Southern District of Texas (the "Court") has confirmed the Company’s Plan of Reorganization (the “Plan”).

Simon Turner, President and Chief Executive Officer of Venator, said: “We are pleased to announce that the Court has confirmed our plan of financial reorganization less than ten weeks after filing for Chapter 11. This important achievement allows us to move forward on a recapitalization, which will significantly improve our financial footing, better enable us to deliver on our business plan, and capitalize on future growth opportunities. I would like to extend my gratitude to our customers, employees, suppliers, partners, lenders, advisors, and others involved in this comprehensive process for their support and continued confidence in Venator.”

Under the terms of the Plan, Venator will complete a comprehensive restructuring transaction that will see nearly all of the Company’s funded debt be converted to equity while leaving trade obligations unimpaired.

The Company expects to emerge in the coming weeks following the receipt of certain regulatory approvals. Proceeds from the exit financing contemplated by the Plan are expected to fund emergence.

More information about Venator’s restructuring, including access to documents filed in these chapter 11 cases, is available at https://dm.epiq11.com/venator. Contact Epiq Corporate Restructuring, LLC, the Company’s noticing and claims agent at (888) 716-3497 (for toll-free U.S. domestic calls) and +1 (503) 436-6147 (for tolled international calls), or email Venator@epiqglobal.com.

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 2,800 associates and sells its products in more than 106 countries.

Social Media:

Twitter: www.twitter.com/VenatorCorp

Facebook: www.facebook.com/venatorcorp

LinkedIn: www.linkedin.com/company/venator-corp

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements represent Venator's current expectations or beliefs concerning future events, and it is possible that the expected results or outcomes described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator's control, that could cause actual results or outcomes to differ materially from the results or outcomes discussed in the forward looking statements, including, without limitation, statements regarding: Venator’s ability to complete comprehensive restructuring transactions of its existing debt, existing equity interests and certain other obligations pursuant to the Plan (the “Restructuring Transactions”), which provides, among others, for (i) the conversion of nearly all of Venator’s funded debt into equity while leaving trade obligations unimpaired and (ii) the cancellation for no consideration of Venator’s existing equity interests and certain other obligations; the timing of the completion of such a Restructuring Transactions and the receipt of certain regulatory approvals; the effects of any agreement between Venator and its lenders and noteholders, including Venator’s ability to reduce its debt, strengthen its balance sheet and facilitate an infusion of new capital; the effects of the bankruptcy process under chapter 11 of the United States Bankruptcy Code (the “Chapter 11 process”) on the implementation of any Restructuring Transactions and on the interests of various constituents, including the holders of Venator’s ordinary shares;

Venator’s ability to continue as a going concern; the ability of Venator to continue to operate in the ordinary course of business while the Restructuring Transactions and Chapter 11 process are pending and without disruptions to relationships with suppliers, customers, employees and other third parties and regulatory authorities; potential adverse effects of the Restructuring Transactions and Chapter 11 process on Venator’s liquidity, results of operations or business prospects; the length of time that Venator will operate under chapter 11 protection and the continued availability of sufficient liquidity or operating capital during the pendency of the Chapter 11 process; Venator’s expected position, profitability, results and ability to improve long-term capital structure and address debt service obligations upon emergence from bankruptcy; Venator’s ability to list its ordinary shares a stock exchange upon or following emergence from bankruptcy; Venator’s ability to obtain timely approval by the bankruptcy court with respect to the motions filed in connection with the Chapter 11 process; the risks associated with third party motions during the Chapter 11 process and objections to the Restructuring Transactions, any debtor-in-possession financing arrangements or other pleadings filed and that could protract the Chapter 11 process or prevent the consummation of the Restructuring Transactions; the volatility in the price of Venator’s ordinary shares or debt, including as a result of the Restructuring Transactions or the Chapter 11 process or any over-the-counter marketplace trading; increased administrative and legal costs related to the Restructuring Transactions and the Chapter 11 process; litigation and inherent risks involved in connection with Restructuring Transactions and a bankruptcy process; Venator’s potential need to continue to engage with shareholders and debtholders with respect to Venator’s capital structure and the Restructuring Transactions; Venator’s potential need to seek additional strategic alternatives, including by raising additional equity capital or debt, by reducing or delaying its business activities, by initiating reductions in force, by selling assets, by restructuring, refinancing, purchasing, repaying or otherwise retiring its outstanding debt in an alternative restructuring; Venator’s ability to remain compliant with all covenants in its existing or new debt; employee attrition and Venator’s ability to retain senior management and other key personnel due to distractions and uncertainties resulting from the Restructuring Transactions; Venator’s ability to comply with the restrictions imposed by the terms and conditions of any new money, debtor-in-possession or other financing arrangements; and other factors discussed in Venator’s Annual Report on Form 20-F for the year ended December 31, 2023 and any subsequent documents filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”), including the Report on Form 6-K for the quarterly period ended March 31, 2023, filed with the SEC on May 18, 2023.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements and uncertainties described from time to time in the documents that Venator files with the SEC, including Venator's Annual Report on Form 20-F for the year ended December 31, 2022 and the Report on Form 6-K for the quarterly period ended March 31, 2023, filed with the SEC on May 18, 2023. The risk factors and other factors noted therein could cause results, outcomes, expectations and projections to differ materially from those contained in any forward-looking statement.